UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the quarter ended December 31, 2007
Commission File Number 001—32945

WNS (HOLDINGS) LIMITED
(Exact name of registrant as specified in the charter)
Not Applicable
(Translation of Registrant’s name into English)
Jersey, Channel Islands
(Jurisdiction of incorporation or organization)

Gate 4, Godrej & Boyce Complex
Pirojshanagar, Vikroli (W)
Mumbai 400 079, India
+91-22-6797-6100
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURE
EXHIBIT INDEX
EX-99.1 Earnings release of WNS (Holdings) Limited dated February 7, 2008.

Other Events
On February 7, 2008, WNS (Holdings) Limited issued an earnings release announcing its third quarter of fiscal 2008 results and raised its guidance for fiscal 2008. A copy of the earnings release dated February 7, 2008 is attached hereto as Exhibit 99.1.
Exhibit
99.1	Earnings release of WNS (Holdings) Limited dated February 7, 2008.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.
Date: February 7, 2008

WNS (HOLDINGS) LIMITED
By:	/s/ Neeraj Bhargava
Name:	Neeraj Bhargava
Title:	Chief Executive Officer

EXHIBIT INDEX
99.1	Earnings release of WNS (Holdings) Limited dated February 7, 2008.